PROSPECTUS SUPPLEMENT NO. 4	Filed Pursuant to Rule 424(b)(7)
(To Prospectus dated March 5, 2004)	Registration No. 333-108612

NPS Pharmaceuticals, Inc.

$192,000,000

3% Convertible Notes due 2008 and
Shares of Common Stock Issuable upon Conversion of the Notes

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        This Prospectus Supplement supplements information contained in the Prospectus dated March 5, 2004, covering the resale by the selling securityholders of our 3% Convertible Notes due 2008 and the NPS Pharmaceuticals, Inc. common shares issuable upon conversion of such notes. This Prospectus Supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus. The terms of the notes are set forth in the Prospectus.

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        Investing in the notes and our common shares involves risks. See “Risk Factors” beginning on page 3 of the Prospectus dated March 5, 2004.

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        Neither the Securities and Exchange Commission, any state securities commission nor any other regulatory body has approved or disapproved of these securities or determined if this Prospectus Supplement is truthful or complete. Any representation to the contrary is a criminal offense.

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The date of this Prospectus Supplement is July 11, 2006.

SELLING SECURITYHOLDERS

        The following table provides information regarding the principal amount of notes beneficially owned and offered pursuant to this Prospectus Supplement by certain of our selling securityholders, the number of our common shares beneficially owned by these selling securityholders, the number of our common shares being offered pursuant to this Prospectus Supplement, the principal amount of Notes beneficially owned after completion of this offering, and the number of our common shares each selling securityholder beneficially owned after completion of this offering.

        The table below supplements or amends the table of securityholders contained on pages 32 through 33 of the Prospectus dated March 5, 2004. Where the name of a selling securityholder identified in the table below also appears in the table in the Prospectus, the information set forth in the table below regarding that selling securityholder supersedes the information in the Prospectus. This information was furnished to us by the selling securityholders listed below on or before May 15, 2006. Because selling securityholders may trade all or some of the notes listed at any time without notifying us, the table below may not reflect the exact value of notes held by each selling securityholder on the date of this Prospectus Supplement. The selling holders purchased the notes in private transactions on or after June 17, 2003.

Name	Principal amount of Notes Beneficially Owned and Offered (1)	Common Stock Beneficially Owned (2)	Common Stock Offered	Principal Amount of Notes Owned After Completion of Offering	Common Stock Beneficially Owned After Completion of the Offering
Alexian Brothers Medical Center	$155,000	4,237	4,237	0	0
Aloha Airlines Non-Pilots Pension Trust	$90,000	2,460	2,460	0	0
Aloha Pilots Retirement Trust	$45,000	1,230	1,230	0	0
BP Amoco PLC Master Trust	$565,000	15,443	15,443	0	0
C & H Sugar Company Inc.	$115,000	3,143	3,143	0	0
Citigroup Global Markets Inc.	$3,500,000	95,668	95,668	0	0
Hawaiian Airlines Employees Pension Plan-IAM	$30,000	820	820	0	0
Hawaiian Airlines Pension Plan for Salaried Employees	$5,000	137	137	0	0
Hawaiian Airlines Pilots Retirement	$85,000	2,323	2,323	0	0
Highbridge International, L.L.C	$10,000,000	273,336	273,336	0	0
Hillbloom Foundation	$40,000	1,093	1,093	0	0
Hotel Union & Hotel Industry of Hawaii Pension Plan	$148,000	4,045	4,045	0	0
ING Convertible Fund	$3,000,000	82,000	82,000	0	0
ING VP Convertible Portfolio	$60,000	1,640	1,640	0	0
McMahan Securities Co., L.P.	$350,000	9,567	9,567	0	0
Polaris Vega Fund L.P.	$2,750,000	75,167	75,167	$1,250,000(3)	0
Radcliffe SPE, Ltd.	$3,000,000	82,000	82,000	0	0
RBC Capital Markets	$1,000,000	27,333	27,333	0	0
SGCowen Securities Corp.	$2,865,000	78,311	78,311	0	0
SSI Blended Market Neutral L.P.	$290,000	7,927	7,927	0	0
SSI Hedged Convertible Market Neutral L.P.	$533,000	14,569	14,569	0	0
Sphinx Convertible Arb Fund SPC	$116,000	3,171	3,171	0	0
State of Oregon/SAIF Corporation	$2,150,000	58,767	58,767	0	0
Sunrise Partners Limited Partnership	$6,250,000	172,735(4)	170,835	$2,750,000(3)	1,900
UBS AG London Branch	$10,750,000	293,836	293,836	0	0
US Bank FBO Benedictine Health Systems	$155,000	4,237	4,237	0	0
Viacom Inc. Pension Plan Master Trust	$15,000	410	410	0	0
Zurich Institutional Benchmarks Master Fund, Ltd.	$1,593,000	43,542	43,542	0	0

(1)     Amounts indicated may be in excess of the total amount registered due to sales or transfers exempt from the registration requirements of the Securities Act since the date upon which the selling holders provided to us the information regarding their notes and common stock.
(2)     Unless otherwise noted, represents shares of common stock issuable upon conversion of notes.
(3)     Consists of Notes that are not offered for resale hereunder.
(4)     Includes 1,900 shares of common stock beneficially owned by Sunrise Partners Limited Partnership that are not offered for resale under this Prospectus Supplement.

PLAN OF DISTRIBUTION

        The selling holders and their successors, including their transferees, pledgees or donees or their successors, may sell the notes and the common stock into which the notes are convertible directly to purchasers or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions from the selling holders or the purchasers. These discounts, concessions or commissions as to any particular underwriter, broker-dealer or agent may be in excess of those customary in the types of transactions involved.

        The notes and the common stock into which the notes are convertible may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market prices, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions:

’	on any national securities exchange or U.S. inter-dealer system of a registered national securities association on which the notes or the common stock may be listed or quoted at the time of sale;

’	in the over-the-counter market;

’	in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

’	through the writing of options, whether the options are listed on an options exchange or otherwise; or

’	through the settlement of short sales.

        In connection with the sale of the notes and the common stock into which the notes are convertible or otherwise, the selling holders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the notes or the common stock into which the notes are convertible in the course of hedging the positions they assume. The selling holders may also:

’	sell the notes or the common stock into which the notes are convertible short and deliver these securities to close out their short positions;

’	loan or pledge the notes or the common stock into which the notes are convertible to broker-dealers that in turn may sell these securities;

’	enter into option or other transactions with broker-dealers or other financial institutions that require the delivery to the broker-dealer or other financial institution of notes or common stock intowhich the notes are convertible, which the broker-dealer or other financial institution may resell pursuant to this prospectus; or

’	enter into transactions in which a broker-dealer makes purchases as a principal for resale for its own account or through other types of transactions.

        The aggregate proceeds to the selling holders from the sale of the notes or common stock into which the notes are convertible offered by them will be the purchase price of the notes or common stock less discounts and commissions, if any. Each of the selling holders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of notes or common stock to be made directly or through agents. We will not receive any of the proceeds from this offering.

        Our outstanding common stock is listed for trading on the Nasdaq National Market. We do not intend to list the notes for trading on any national securities exchange or on the Nasdaq National Market and can give no assurance about the development of any trading market for the notes.

        In order to comply with the securities laws of some states, if applicable, the notes and common stock into which the notes are convertible may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the notes and common stock into which the notes are convertible may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

        The selling holders and any underwriters, broker-dealers or agents that participate in the sale of the notes and common stock into which the notes are convertible may be “underwriters” within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. Selling holders who are “underwriters” within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act. The selling holders have acknowledged that they understand their obligations to comply with the provisions of the Exchange Act, and the rules thereunder relating to stock manipulation, particularly Regulation M.

        In addition, any securities covered by this prospectus that qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus. A selling holder may transfer, devise or gift these securities by other means not described in this prospectus.

        To the extent required, the specific notes or common stock to be sold, the names of the selling holders, the respective purchase prices and public offering prices, the names of any agent, dealer or underwriter, and any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement of which this prospectus is a part.

        We entered into a registration rights agreement for the benefit of holders of the notes to register their notes and common stock under applicable federal and state securities laws under specific circumstances and at specific times. The registration rights agreement provides for cross-indemnification of the selling holders and us and their and our respective directors, officers and controlling persons against specific liabilities in connection with the offer and sale of the notes and the common stock, including liabilities under the Securities Act. We will pay all costs and expenses associated with the registration of the notes and the common stock. These expenses include the SEC’s filing fees and fees under state securities or “blue sky” laws. The selling stockholders will pay all underwriting discounts, commissions, transfer taxes and certain other expenses associated with any sale of the notes and the common stock by them.